Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 24, 2010, relating to the financial statements and financial statement schedule of Entergy Corporation and Subsidiaries (which report on the financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard regarding non-controlling interests), and the effectiveness of Entergy Corporation and Subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Entergy Corporation and Subsidiaries for the year ended December 31, 2009, as amended, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

New Orleans, Louisiana
September 10, 2010